AH 4/12/2002

RECD S.E.C.

APR 0 2 2002

536

[redacted]

02022872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-48182

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 1/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 3810
(No. and Street)

New York,	New York	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 697-5753
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue,	New York	NY	10022
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan A. Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLC Securities, Corp., as of January 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

Secretary/Treasurer

Title

Notary Public

DONNA M. TURK
Notary Public, State of New York
No. 01TU4846182
Qualified in Suffolk County
Commission Expires November 30, 20 05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2002

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
GLC Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of GLC Securities Corp., a wholly-owned subsidiary of Gruppo, Levey Holdings Inc. as of January 31, 2002. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of GLC Securities Corp. as of January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
March 8, 2002

GLC SECURITIES CORP.

Statement of Financial Condition
January 31, 2002

ASSETS	
Cash	**$ 19,111**
Due from parent	**69,600**
Not readily marketable security, at fair value	**66,429**
Receivables and other assets	**16,376**
Total assets	**$ 171,516**
LIABILITIES	
Accounts payable and accrued expenses	**$ 8,000**
STOCKHOLDER'S EQUITY	
Common stock - $0.01 par value, 100 shares authorized, issued and outstanding	**1**
Additional paid-in capital	**1,017,259**
Accumulated deficit	**(853,744)**
	163,516
Total liabilities and stockholder's equity	**$ 171,516**

See notes to statement of financial condition

NOTE A - ORGANIZATION

GLC Securities Corp. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Gruppo, Levey Holdings Inc. ("GLH"). The Company renders investment banking services, specializing in advising companies undertaking mergers, acquisitions, sales or divestitures.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[2] Not readily marketable security:

The not readily marketable security consists of 1,475 membership units in a limited liability company.

NOTE C - INCOME TAXES

The Company's operations are included in the consolidated federal income tax return and the combined New York State and New York City corporate franchise tax returns filed by the parent.

The Company follows the provisions of FASB Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires companies included in consolidated income tax returns to provide for taxes on their separate company financial statements. The income tax benefit on a separate company basis for the year ended January 31, 2002 has been reflected in the balance sheet as due from parent.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At January 31, 2002, the Company had net capital of $11,111 which was $6,111 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

NOTE E - RELATED PARTY TRANSACTIONS

Pursuant to a management agreement, the Company utilizes the services of an affiliated company to manage its day to day operations. The Company is obligated to pay a monthly management fee and an incentive bonus, as defined, to the related party. The related party waived a portion of such fees for the year ended January 31, 2002. The Company, at its own discretion, may also make performance payments to this related party. As specified in the agreement, the related party will waive payment of any portion of these fees which would result in the Company's capital being reduced to an amount below its minimum net capital requirement.

NOTE F - CONCENTRATION OF CREDIT RISK AND OTHER MATTER

The Company holds its cash in one bank. From time to time, balances may exceed federally insured limits.